IM Cannabis Provides Business Update on COVID-19

  Israeli and German operations continue to advance strategic priorities, investments into innovation will be deferred

  Israeli operation to benefit from two supply agreements and one sales agreement recently signed by Focus Medical

  IM Cannabis currently has CAD$11.8  million in cash and no debt

Toronto and Glil Yam, Israel, April 2, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to provide a business update to the investment community regarding the COVID-19 pandemic and the Company's activity throughout the situation.

"In the past month, we have witnessed unprecedented challenges to world health and the global economy due to the spread of COVID-19. We at IMC were very quick to take proactive measures in the early stages of the COVID-19 pandemic. At IMC, our priorities are to protect the health and safety of our employees, to continue delivering high quality medical cannabis to our patients and to maintain our strong balance sheet. Consequently, we will be deferring investments made as a part of our innovation strategy, but the growth of our operations in Israel and Germany will continue unabated given the significant long-term market opportunity for the IMC brand and the essential nature of providing medical cannabis to our customers and patients. We wish for everyone to stay safe and remain in good health," says Oren Shuster, Chief Executive Officer.

Corporate Update

Given the uncertainty of the economic environment and capital markets, IMC has decided to postpone new investments related to innovation and planned investments have been put on hold. IMC will focus on developing its brand in Germany by increasing volumes to medical patients in that market, adding supply and sales agreements in Israel where the IMC brand has long been recognized as a premium provider of medical cannabis, and reaching profitability in the near term. As of March 31, 2020, IMC had CAD$11.8  million in cash and no debt.1

Innovation remains a long-term strategic priority as IMC is uniquely positioned to capitalize on the significant research and development being cultivated in Israel as it relates to medical cannabis technologies. The Company will continue to maintain and foster new relationships in the research and development community to be prepared to resume its innovation strategy as soon as global economic risks subside.

Israeli Operations

Focus Medical Herbs Ltd. ("Focus Medical"), a licensed producer in Israel with over 10 years of operating experience and with which IMC has an exclusive commercial agreement to distribute its production under the IMC brand, has been recognized officially by the Israeli government as an essential service. Focus Medical's cultivation and production activities will continue with new measures taken to ensure the health and safety of employees.

1 This amount has neither been audited nor reviewed by the Company's auditors.

IMC will continue to develop additional supply agreements, like those with Focus Medical. Recently, Focus Medical has added three supply partners: Intelicanna Ltd. (TASE:INTL), Way of Life and Cannation. All supply procured by Focus Medical under these agreements will be sold to pharmacies in Israel under the IMC brand, will utilize Focus Medical's unique medical cannabis strains and will allow IMC to monitor the growing process of its partners.

Additionally, Focus Medical has recently signed a sales agreement with a group of three pharmacies in Jerusalem for sales of medical cannabis under the IMC brand. The contract is expected to have total value of $15 million in revenue with expected gross margins of 50%2.

Pharmacies and medical patients in Israel are steadily increasing demand, and IMC intends to evaluate additional supply and sales agreements in the near term to increase the market share of its flagship brand.

European Operations

IMC is pleased to announce that Adjupharm GmbH, the Company's EU-GMP distribution subsidiary in Germany, has received the necessary approvals from regulatory authorities to begin import and sales of IMC's branded medical cannabis to German patients. Sales in Germany have to this point been made through Adjupharm under brands of partner companies.

IMC continues to expect the first delivery from its supply partner in Spain to its facility in Germany in Q2 2020.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC is establishing a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include statements relating to the short- and long-term implications of COVID-19 on the Company's operations and financial results (including the continued ability of Focus Medical to operate as an essential service in Israel), the ability of the Company to implement its business strategy to achieve profitability in the near term, the expected long-term opportunity for medical cannabis sales in Israel and Europe, the projected revenues and profitability of the sales agreements between Focus Medical and its pharmacy partners over the next three years, the local demand for medical cannabis in Jerusalem, the accessibility of medical cannabis to be purchased from Focus Medical's pharmacy partners, the ability of Focus Medical's supply partners to deliver medical cannabis and fulfill their obligations under certain supply agreements, the receipt and/or maintenance by Focus Medical and its pharmacy and supply partners, as the case may be, of all medical cannabis licenses and authorizations that are required to fulfill all obligations and deliveries under the sales and supply agreements, respectively, the ability to secure additional supply and sales agreements, the timing of new investments in innovation, the supply of medical cannabis from the Company's Spanish supply partner to Germany and the import and sale of medical cannabis under the Adjupharm brand in Germany. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; disease outbreaks; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

2 The Company and its management believe that this estimate is reasonable as of the date hereof and is based on management's current views, strategies, expectations, assumptions and forecasts, and has been calculated using accounting policies that are generally consistent with the Company's current accounting policies. This estimate is considered a financial outlook under applicable securities laws. The estimate and any other financial outlooks or future-oriented financial information included herein has been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to the Sales Agreement and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See "Disclaimer for Forward Looking Statements".

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca